Exhibit 99.2
328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 11-211
July 11, 2011

Platinum Group Adds to its Board

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE:AMEX) (“Platinum Group” or the “Company”) announces that Timothy Marlow has joined the Board of Directors of the Company. The Nomination Committee of the Board of Directors completed a process including a professional search with the objective of adding depth and operating mining experience to the Board of Directors.

President and CEO, R. Michael Jones, P.Eng, said, “We are very pleased that Mr. Timothy Marlow has accepted our offer to join the Board as an independent director. He has more than 30 years of mining engineering and mine operating experience in North America, South America, Africa and Asia. He has held roles ranging from project engineer, services and maintenance superintendent, and general manager to Vice President of Operational Excellence for a multi mine group. He adds senior mine operational experience to our Board and I am looking forward to working with him as a Board member.”

Timothy Marlow is a graduate of the Camborne School of Mines and is registered as a C.Eng, Registered Charter Engineer in the UK. His mining and project experience spans the world and he has specific African experience in Ghana and Zambia. He is a member of the Institute of Mining and Metallurgy UK and a Qualified Person as defined by NI-43-101 for mining.

Platinum Group Metals is in progress at the WBJV Project 1 with a $ 100 million investment for underground access, as part of a planned $ 443 million, 275,000 ounce per year platinum mine in South Africa. The project is being managed by an owner’s team and under an EPCM contract with DRA of South Africa. The Project on the ground is advancing safely according to plan. Project finance discussions with a large number of banks are advancing and a formal mining right application has been properly filed with the Department of Mineral Resources of South Africa. Platinum Group Metals is a 74% owner of WBJV Project 1 and Wesizwe Platinum holds 26%.

About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. Platinum Group Metals Ltd. holds mineral property interests both in Canada and South Africa. The Company has increased its ownership of platinum resources and reserves supported by senior institutional shareholders and investment banks over its 10 year history and Platinum Group is listed as PLG on the NYSE AMEX and PTM on the TSX in Toronto.

PLATINUM GROUP METALS LTD.	…2

On behalf of the Board of Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:
     R. Michael Jones, President or
     Kris Begic, Corporate Development
     Platinum Group Metals Ltd., Vancouver
     Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects and further exploration on the Company’s properties. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.